UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 20, 2017 (January 19, 2017)

FIG PUBLISHING, INC.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

47-5336565

(I.R.S. Employer Identification No.)

599 Third St. Suite 211

San Francisco, CA 94107

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (415) 689-5789

Title of each class of securities issued pursuant to Regulation A:

Fig Game Shares – PSY2, a series of non-voting preferred stock, par value $0.0001 per share

Item 9. Other Events

On January 20, 2017, Loose Tooth Industries, Inc. (“Loose Tooth”), the parent company of Fig Publishing, Inc. (“Fig”) and the holder of all of Fig’s outstanding common stock, issued a press release stating that, as of January 19, 2017, Loose Tooth had raised $7.84 million through the private issuance of new Series A preferred Loose Tooth securities. It is Fig’s understanding that Loose Tooth intends to use a substantial majority of these proceeds in support of Fig’s publishing business and operations, including by contributing some of the proceeds to Fig and using some of the proceeds to pay compensation to Fig personnel under the Cost Sharing Agreement previously entered into by Loose Tooth and Fig, a copy of which is attached as Exhibit 6.5 to Pre-Effective Amendment No. 3 to Fig’s Offering Statement on Form 1-A, filed on August 11, 2016. It is Fig’s understanding that Loose Tooth intends to make such contributions to Fig from time to time as needed by Fig to support Fig’s business and operations.

A copy of the January 20, 2017 press release is attached as Exhibit 99.1 to this Current Report on Form 1-U.

Index to Exhibits

Exhibit No.	Description of Exhibit
99.1	Press release issued January 20, 2017

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIG PUBLISHING, INC.

Date: January 20, 2017	By:	/s/ Justin Bailey
Justin Bailey
Chief Executive Officer